UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

AMENDMENT NO. 1

TO

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUMU CORPORATION

(Name of Subject Company)

QUMU CORPORATION

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

749063103

(CUSIP Number of Class of Securities)

Rose Bentley

Chief Executive Officer

Qumu Corporation

400 S. 4th Street, Suite 401-412

Minneapolis, MN 55415

(612) 638-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

April Hamlin, Esq.

Michael R. Kuhn, Esq.

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Qumu Corporation (“Qumu” or the “Company”) with the Securities and Exchange Commission on January 6, 2023, relating to the tender offer by Cosmos Merger Sub Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Enghouse Interactive, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Enghouse Systems Limited, an Ontario corporation (“Enghouse”), disclosed in a Tender Offer Statement on Schedule TO, dated January 6, 2023 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock of the Company, par value of $0.01 per share (the “Common Stock” or “Shares”) at a purchase price of $0.90 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement the disclosure under the section entitled “Item 8. Additional Information” to add the following paragraphs:

Item 8. Additional Information.

Nasdaq Listing

As previously reported, on July 26, 2022, Qumu received a written notice from the Nasdaq Stock Market stating that Qumu was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share because the closing bid price of the Shares was below $1.00 per share for 30 consecutive business days. The notice provided that Qumu had a period of 180 calendar days from the date of the notice, or until January 23, 2023, to regain compliance with the bid price requirement.

On January 24, 2023, the staff of the Nasdaq Stock Market notified Qumu that Qumu had not regained compliance with the Bid Price Requirement and was not eligible for a second 180 day extension and therefore subject to delisting and suspension unless Qumu requested an appeal of this determination to a Nasdaq Hearings Panel. On January 27, 2023, Qumu appealed the Nasdaq staff’s determination to a Nasdaq Hearings Panel, which will stay the delisting and suspension of the Common Stock pending a decision by the Nasdaq Hearings Panel.

Qumu appealed the determination to a Nasdaq Hearings Panel in order to stay the delisting and suspension of the Common Stock in light of the importance of maintaining listing on Nasdaq during the pendency of the Offer and through to the closing of the Merger. In connection with the closing of the Merger, Parent intends to cause Qumu to voluntarily delist the Common Stock from Nasdaq.

If the transactions contemplated by the Merger Agreement are not consummated for any reason, there can be no assurance that Qumu will be successful in any appeal to a Nasdaq Hearings Panel, be able to regain compliance with the bid price requirement, or maintain compliance with any of the other Nasdaq continued listing requirements in order to maintain its listing on Nasdaq.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMU CORPORATION

/s/ Rose Bentley
Rose Bentley
Chief Executive Officer
Dated: January 27, 2023

3